UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER:  0-17739
                                                       CUSIP NUMBER:  751907304

              (Check One) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                          [X] Form 10-Q  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:   June 30, 2003
                 ------------------------------------
[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended: ------------------------------

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ----------------------------

                       PART I - REGISTRANT INFORMATION

Full name of registrant    Ramtron International Corporation
                         ---------------------------------------
Former name if applicable
Address of principal executive office
   (Street and number)    1850 Ramtron Drive
City, state and zip code   Colorado Springs, CO  80921

                      PART II  - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III - NARRATIVE

State below in responsible detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is not able to file its Form 10-Q for the quarterly period ending June 30, 2003 within the prescribed time period without unreasonable effort or expense because certain financial information to be included in its quarterly report as a result of the Registrant's violation of the 2003 EBITDA covenant requirements and default under its $8 million 5% Secured Convertible Debentures is not yet reasonably available.

                       PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      LuAnn Hanson                                 (719) 481-7000
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        (Name)                             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

[X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Ramtron International Corporation
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               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2003                        By /S/ LuAnn D. Hanson
                                              -----------------------
                                              Name:  LuAnn D. Hanson
                                             Title:  Chief Financial Officer

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